July 9, 2024

Adeel Rouf
Chief Executive Officer
Voyager Acquisition Corp.
c/o Winston & Strawn LLP
800 Capitol St., STE 2400
Houston, TX 77002

       Re: Voyager Acquisition Corp.
           Registration Statement on Form S-1
           Filed June 18, 2024
           File No. 333-280305
Dear Adeel Rouf:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1
General

1. We note your disclosure on the cover page and elsewhere in the filing that the sponsor members have indicated an interest to purchase approximately $295,399,800 of the units in the offering at the offering price. We also note that the sponsor members may determine to purchase a different number of units in the offering. So that investors will be able to understand the minimum amount of your securities that will enter the public market through sales to the public, as opposed to the sponsor members, please clarify that the ceiling on the amount of purchase is $295,399,800 of the units, as you reflect on page
       64. Additionally, please tell us whether the limited number of public investors would
       impact the company   s eligibility to list its securities on Nasdaq.
Please revise your risk
       factor disclosure starting on page 64 to address the potential conflicts of interest with the sponsor members in approving your business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares and
 July 9, 2024
Page 2

       private placement warrant, and the ability to pursue a business combination with a company that is affiliated with the sponsor members, as noted on page 3.
2. We note that the sponsor members have indicated an interest to purchase approximately
       98% of the units in the public offering. Please identify the fifteen institutional investors, the number of units that each of these investors have indicated an interest in purchasing in the offering, and file any agreements with such investors as exhibits.
3. With respect to the 4,010,000 private placement warrants that the sponsor members have expressed an interest to purchase, please clarify whether these warrants are part of or in addition to the 7,220,000 private placement warrants to be purchased by your sponsor.
4.     Please disclose whether the sponsor members    securities would be
subject to a lock up
       agreement with the underwriters.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Michael J. Blankenship